EXHIBITS 99.1

inter&co

Unaudited interim condensed consolidated financial statements for the three-month period ended

March 31, 2023

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Unaudited Condensed consolidated interim financial statements as of for the three-month period ended March 31, 2023

Unaudited Condensed consolidated interim financial statements as of for the three-month period ended March 31, 2023
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. On June 23, 2022, the Company started trading its shares on Nasdaq, in New York, under the ticker symbol INTR. Inter & Co's main subsidiary is Banco Inter S.A., which, together with its subsidiaries, comprises a global services platform.
Inter
Inter is a Super App with an extensive portfolio of financial and non-financial products and services that are designed to simplify people’s lives.
Since the digitalization of our business model in 2015, we have managed to diversify our revenues, increasing the relevance of service-related revenue streams. The solutions that comprise the Inter ecosystem are integrated and completely interconnected – all in a single application. We offer several solutions to customers such as: current account, loans and financing, investments, foreign exchange, and insurance, in addition to the ability to buy products from major retail partners through Inter Shop, our digital shopping mall, simply and quickly.
Investments in Affiliates and/or Subsidiaries
On January 14, 2022, Banco Inter S.A. closed the acquisition of 100% of the capital of the subsidiary Inter & Co Payments, Inc, formerly Pronto Money Transfer Inc. (USEND), whose company name changed on July 11, 2022. USEND is a US company with 16 years of experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to conduct money transfers between countries. We describe the business combination in more detail in Note 4.3.
Operating highlights
Digital account
In the period ended March 31, 2023, we surpassed the mark of 26.3 million customers, which is equivalent to 44,4% growth in the period. Our NPS reached 84 points, reaching the excellence zone, and we recorded over 1 billion logins to our app.
Loan Portfolio
The balance of loan operations reached R$23.8 billion, representing a positive variation of 4.8% compared to December 31, 2022. The real estate secured loan portfolio exceeded R$6.6 billion, a growth of 4.8% when compared to December 31, 2022, when its balance was R$6.3 billion. Meanwhile, the credit card portfolio surpassed the R$7.3 billion mark, recording a growth of 6.4% compared to December 31, 2022, when it totaled R$6.9 billion.
Funding
The total funding, which includes demand deposits, time deposits, savings deposits and securities issued, such as Real Estate Bills and Financial Bills, amounted to R$30.6 billion, representing a 2.7% increase compared to the R$29.8 billion recorded on December 31, 2022.
Economic and financial highlights
Profit (loss) for the period
We recorded an accumulated profit of R$ 24.2 million in the quarter ended on March 31, 2023, compared to a loss of R$ 28.8 million for the smae period in 2022.
Revenues
The revenues reached R$ 2,937.0 million, recording an increase of R$ 1,749,2 million compared to the amount recorded in the same quarter of 2022.
Administrative expenses
Accumulated administrative and personnel expenses incurred in the quarter ended in March 31, 2023 totaled R$ 558.0 million, an increase of R$ 36.1 million in relation to the same period of 2022, a growth explained by the increase in volume of operations, expansion of services and products offered, and the growth of the customer base and number of employees.

Unaudited Condensed consolidated interim financial statements as of for the three-month period ended March 31, 2023
Equity highlights
Total assets
Total assets reached R$ 47.7 billion in the quarter ended March 31, 2023, a 2.9% growth compared to December 2022.
Shareholder’s equity
Shareholder’s equity totaled R$ 7.1 billion, showing a growth of 0.7% when compared to December 31, 2022.
Relationship with the independent auditors
In compliance with CVM Instruction nº 162/22, Inter & Co, Inc., informs that no other services besides the auditing services of its Condensed Consolidated Interim Financial have been contracted. The institution also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to the Bank, as well as internal policies and codes.
Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. Has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Inter & Co, Inc.'s financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the Financial Information by its independent auditors during the quarter ended March 31, 2023, did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc.
Acknowledgment
We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.
Belo Horizonte, May 8, 2023.
The Management

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brazil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brazil
Telephone number +55 (31) 2128-5700
kpmg.com.br

Report on review of
interim financial statements
To the Shareholders, Board of Directors and Management of
Inter & Co, Inc.
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co. Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended March 31, 2023, which comprise the balance sheet as of March 31, 2023, and the statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, including the explanatory notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Other issues
Statement of value added
The interim financial statements referred to above include the consolidated statement of value added for the quarter ended March 31, 2023, prepared under the responsibility of the Bank's management, and presented as supplementary information for the purposes of IAS 34. This statement of financial information has been submitted to review procedures performed together with the review of the interim financial statements to conclude whether it is reconciled to the consolidated interim financial information and accounting records, if applicable, and whether its form and content are in accordance with the criteria set by Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of value added has not been prepared, in all material respects, according to the criteria set by this Standard and in a manner consistent with the consolidated interim financial information taken as a whole.
Belo Horizonte, May 8, 2023.
KPMG Auditores Independentes Ltda.
CRC SP 014428/O-6 F-MG
Original report Portuguese signed by
Jonas Moreira Salles
Accountant CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Consolidated interim balance sheets As of March 31, 2023 and December 31, 2022 (Amounts in thousands of Brazilian reais)

	Note	03/31/2023	12/31/2022
Assets
Cash and cash equivalents	8	1,791,707	1,331,648
Amounts due from financial institutions	9	3,770,074	4,258,856
Compulsory deposits at Central Bank of Brazil		2,993,616	2,854,778
Securities	10	12,535,351	12,448,565
Derivative financial assets	11	1,122	—
Loans and advances to customers, net of provisions for expected loss	12	22,371,167	21,379,916
Non-current assets held for sale	13	178,413	166,943
Equity accounted investees	14	70,820	72,090
Property and equipment	15	180,923	188,019
Intangible assets	16	1,274,423	1,238,629
Deferred tax assets	32	1,008,370	978,148
Other assets	17	1,525,108	1,425,508
Total assets		47,701,094	46,343,100

Liabilities
Liabilities with financial and similar institutions	18	8,216,538	7,906,897
Liabilities with customers	19	24,182,006	23,642,804
Securities issued	20	6,640,557	6,202,165
Derivative financial liabilities	11	32,614	37,768
Borrowing and onlending	21	36,632	36,448
Tax liabilities	22	154,341	166,865
Income tax and social contribution		93,253	114,493
Other tax liabilities		61,088	52,372
Provisions	23	63,213	57,449
Deferred tax liabilities	32	29,638	30,073
Other liabilities	24	1,205,649	1,173,527
Total liabilities		40,561,188	39,253,996

Equity
Share capital	25a	13	13
Reserves	25b	7,855,472	7,817,670
Other comprehensive income	25c	(808,110)	(825,301)
Treasury shares	25h	(16,409)	—
Equity attributable to owners of the Company		7,030,966	6,992,382
Non-controlling interest	25f	108,940	96,722
Total equity		7,139,906	7,089,104

Total liabilities and equity		47,701,094	46,343,100

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim income statements for the quarters ended March 31, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Note	03/31/2023	03/31/2022
Interest income	26	1,012,927	521,160
Interest expenses	26	(672,771)	(336,771)
Income from securities	10	370,924	348,013
Net interest income		711,080	532,402

Revenues from services and commissions		282,353	206,219
Expenses from services and commissions		(35,678)	(28,516)
Net result from services and commissions	27	246,675	177,703

Net gains / (losses) from derivatives		482	11,009
Other revenues	28	65,877	112,407
Net revenues		1,024,114	833,521

Impairment losses on financial assets	29	(350,681)	(312,946)
Personnel expenses	30	(172,412)	(145,120)
Depreciation and amortization	15 and 16	(37,577)	(36,478)
Tax expenses		(68,871)	(56,693)
Other administrative expenses	31	(385,615)	(376,806)
Income before taxes and interests in associates		8,958	(94,522)
	14
Income from equity interests in associates		(3,061)	(5,572)
Profit / (loss) before income tax		5,897	(100,094)
	32
Current income tax and social contribution	32	(28,325)	(33,212)
Deferred income tax and social contribution		46,644	104,484
Income tax		18,319	71,272

Profit / (loss) for the period		24,216	(28,822)

Profit (loss) attributable to:
Owners of the Company		11,405	3,272
Non-controlling interest		12,811	(32,094)

Earnings (loss) per share (in Brazilian Reais – BRL)
Basic earnings (loss) per share	25e	0.0284	(0.0112)
Diluted earnings (loss) per share	25e	0.0281	(0.0112)

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of comprehensive income for the quarters ended March 31, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	03/31/2023	03/31/2022
Profit (loss) for the quarters	24,216	(28,822)

Other comprehensive income

Fair value of financial assets	32,221	(88,570)
Related tax - financial assets	(14,500)	39,857
Financial assets at fair value through other comprehensive income	17,721	(48,713)

Current translation adjustment in foreign entities	(554)	(3,316)
Others	24	—
Total other comprehensive income that may be reclassified subsequently to the income statement	17,191	(52,029)

Total comprehensive income for the quarters	41,407	(80,851)
Allocation of comprehensive income
To owners of the company	28,596	(48,757)
To non-controlling interest	12,811	(32,094)

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of cash flows for the quarters ended March 31, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	03/31/2023	03/31/2022
Operating activities
Profit (loss) for the period	24,216	(28,822)
Adjustments to profit (loss)
Depreciation and amortization	37,382	36,797
Result of equity interests in associates	3,061	5,572
Impairment losses on financial assets	350,681	312,946
Expenses with provisions	10,226	2,417
Deferred income tax and social contribution	(46,644)	104,484
Current income tax and social contribution	28,325	33,212
Provisions/ (reversals) for deferred assets	(11,127)	28,491
Other capital gains (losses)	(2,938)	(38,486)
Provision for performance income	(28,285)	(40,734)
Result of foreign exchange variation	131	(669)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(138,838)	37,714
Loans and advances to customers	(1,341,932)	(1,152,148)
Amounts due from financial institutions	488,782	244,604
Securities	106,514	(175,451)
Derivative financial assets	(1,122)	76,538
Non-current assets held for sale	(11,470)	(35,339)
Other assets	(41,517)	(173,605)
Increase/ (decrease) in:
Liabilities with financial institutions	309,641	576,380
Liabilities with customers	539,202	624,575
Securities issued	438,392	708,863
Derivative financial liabilities	(5,154)	9,497
Borrowing and onlending	991	7,931
Tax liabilities	(23,087)	16,696
Provisions	(4,462)	342
Other liabilities	58,694	(228,876)
	739,662	952,929
Income tax paid	(17,762)	(25,819)

Net cash from operating activities	721,900	927,110

Cash flow from investing activities
Acquisition of investments, net of cash acquired	(2,378)	(545,983)
Acquisition of property and equipment	(2,704)	(32,393)
Proceeds from sale of property and equipment	7,248	7
Net acquisition of property and equipment from subsidiaries	—	(5,467)
Acquisition of intangible assets	(70,765)	(80,383)
Net acquisition of intangible assets from subsidiaries	—	(126,809)
Acquisition of financial assets at FVOCI	(930,710)	(1,949,032)
Proceeds from sale of financial assets at FVOCI	743,716	2,657,740
Acquisition of financial assets at FVTPL	(17,106)	(146,622)
Proceeds from sale of financial assets at FVTPL	27,967	26,494
Net cash used in investing activities	(244,732)	(202,448)

Cash flow from financing activities
Repurchase of treasury shares	(16,409)	—
Resources from non-controlling interest, including capital increase	(569)	(54,123)
Net cash from financing activities	(16,978)	(54,123)

(Decrease)/ Increase in cash and cash equivalents	460,190	670,539
Cash and cash equivalents at the beginning of the period	1,331,648	500,446
Effect of the exchange rate variation on cash and cash equivalents	(131)	669
Cash and cash equivalents at March 31	1,791,707	1,171,654

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of changes in equity for the quarters ended March 31, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balances at January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the quarter	—	—	—	3,272	—	3,272	(32,094)	(28,822)
Proposed allocations:
Constitution/Reversion of reserves	—	3,272	—	(3,272)	—	—	—	—
Net change in fair value - financial assets at FVTOCI	—	—	(9,157)	—	—	(9,157)	—	(9,157)
Exchange rate change adjustment	—	—	(3,316)	—	—	(3,316)	—	(3,316)
Resources from non-controlling interest, including capital decrease	—	(31,089)	—	—	—	(31,089)	(23,034)	(54,123)
Balances at March 31, 2022 - Inter & Co, Inc.	13	2,700,579	(84,757)	—	—	2,615,835	5,738,531	8,354,366

Balances at January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit (loss) for the period	—	—	—	11,405	—	11,405	12,811	24,216
Contributions and distributions
Constitution/Reversion of reserves	—	11,405	—	(11,405)	—	—	—	—
Exchange rate change adjustment	—	—	(554)	—	—	(554)	—	(554)
Net change in fair value - financial assets at FVOCI	—	—	17,721	—	—	17,721	—	17,721
Reflex reserve	—	26,397	—	—	—	26,397	—	26,397
(-) Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	24	—	—	24	(593)	(569)
Balances at March 31, 2023 - Inter & Co, Inc.	13	7,855,472	(808,110)	—	(16,409)	7,030,966	108,940	7,139,906

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of added value for the quarters ended March 31, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Note	03/31/2023	03/31/2022
Revenues		1,346,204	854,935
Interest income		1,384,333	880,182
Provision of services, net		246,675	177,703
Impairment losses on financial assets		(350,681)	(312,946)
Other revenues		65,877	109,996

Expenses		(672,771)	(336,771)
Interest		(672,771)	(336,771)

Input from third parties		(372,890)	(274,828)
Materials, energy and others		(53,270)	(30,723)
Third-party services		(79,450)	(42,563)
Others		(240,170)	(201,542)
Telecommunications and data processing		(209,015)	(159,019)
Publicity and advertising		(31,155)	(42,523)

Gross added value		300,543	243,336

Deduction		(37,577)	(36,478)
Depreciation and amortization		(37,577)	(36,478)

Net added value produced by the company		262,966	206,858

Added value received in transfer		(3,061)	(5,572)
Income from equity interests in affiliates		(3,061)	(5,572)

Total added value to distribute		259,905	201,286

Distribution of added value		259,905	201,286
Personnel and tax		149,418	124,540
Remuneration		111,492	101,118
Benefits		31,437	17,269
FGTS		6,489	6,153
Taxes, contributions and fees		74,143	95,167
Federal		62,996	85,044
Municipal		11,147	10,123
State		271	—
Rent		11,857	10,401
Profit (losses) retained/reversed in the period	25	11,405	3,272
Non-controlling interest	25	12,811	(32,094)

The notes are an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Notes to the condensed consolidated interim financial statements
(Amounts in thousands of Brazilian reais)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co”), formerly Inter Platform Inc, is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc. (the Company and, together with its consolidated subsidiaries, the “Group”) began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are traded on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter S.A. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical values of Banco Inter’s consolidated assets and liabilities are reflected in these condensed consolidated interim financial statements, with no fair value adjustments. As a result, these audited condensed consolidated interim financial statements reflect:
•The financial position of Inter & Co, Inc. at March 31, 2023 and December 31, 2022.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company, in which the shareholders of Banco Inter S.A. opted to exchange their shares or BDRs of Inter & Co, Inc. or opted to receive cash instead of shares or BDRs of the Company.
The Group’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll credit, credit for companies, rural loans, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries.
In January 2022, Inter&Co Payments, a remittance platform and global provider of digital accounts, was acquired to accelerate the global expansion plan. As a result, global products were segmented into two categories: (i) Brazilian; and (ii) US residents. This new initiative contributes to the expansion of the app to the United States of America, offering a global account for Brazilian customers.
The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
2.Basis for preparation
a.Compliance statement
The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).
These condensed consolidated interim financial statements have been prepared using the basis for preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc. as of December 31, 2022, and therefore they are intended only to provide an update on the content of the latest financial statements and should be read together, as set forth in IAS 34.
The information of the notes that has not been significantly changed or that has not presented new disclosures in relation to December 31, 2022 has not been fully repeated in these condensed consolidated interim financial statements. However, information has been included to explain the main events and transactions occurred, allowing an understanding of the changes in the financial position and in the performance of the Group’s operations since the publication of the consolidated financial statements as of December 31, 2022.
These condensed consolidated interim financial statements were approved by the Board of Director’s meeting on May 5, 2023.
b.Functional and presentation currency
These condensed consolidated interim financial information are presented in Brazilian Reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively.
d.Judgments
The significant judgments made by management during the application of the Group’s accounting policies and the main sources of estimation uncertainty were materially the same as those described in the last annual financial statements.
3.Changes to significant accounting policies
New standards, amendments and interpretations have been issued by IASB. These standards, amendments, or interpretations are not expected to have a material impact on the Company in the current or future reporting periods.
New or revised accounting pronouncements adopted in 2023
The following new or revised standards have been issued by IASB, were effective for the year covered by these condensed consolidated interim financial statements, and had no significant impact.
•Definition of Accounting Estimates – Amendments to IAS 8
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.
•Insurance Contracts – IFRS 17

Notes to the condensed consolidated interim financial statements as of March 31, 2023
4.Significant accounting policies
The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022, except for the changes in items a and b described below.
a.Basis for consolidation
Companies that Inter controls are classified as subsidiaries. The Company controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					03/31/2023	12/31/2022
Direct subsidiaries
Inter&Co Securities LLC	Holding Company	—	US$	USA	100.00%	100.00%
Inter&Co Participações Ltda.	Holding Company	1,500,000	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	—	EUR	Portugal	100.00%	100.00%
Mortgage Holding, Inc	Holding Company	50,000	US$	USA	100.00%	—%

	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
Entity/Fund					03/31/2023	12/31/2022
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	401,159,540	BRL	Brazil	100.00%	100.00%
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (e)	TVM Distributor	25,000,000	BRL	Brazil	100.00%	98.30%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Ltda.	Marketplace	5,000,000	BRL	Brazil	100.00%	100.00%
Inter Asset Holding S.A.	Asset management	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	BRL	Brazil	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	5,000,000	BRL	Brazil	87.40%	90.70%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	388,157,511	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	443,689,064	BRL	Brazil	100.00%	100.00%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc (Usend)	Provision of services	16,000,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	30,680	BRL	Brazil	99.98%	70.00%
Inter Café Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda. (d)	Provision of services	1,000	BRL	Brazil	100.00%	100.00%
YellowFi Management, LLC	Provision of services	50,000	US$	USA	100.00%	—
YellowFi Mortgage, LLC	Provision of services	50,000	US$	USA	100.00%	—

(a)    On September 14, 2022, the incorporation of Inter & Co Securities LLC in the US jurisdiction was approved, with no assets, liabilities or contingencies.
(b)    On November 14, 2022, the incorporation of Inter & Co Participações Ltda. was approved, company incorporated in Brazil, whose corporate purpose is the participation in other companies.
(c)    On December 20, 2022, the incorporation of INTRGLOBALEU Serviços Administrativos, LDA was approved. The company was established in Portugal, as part of the internationalization process. It is a non-operating holding company with no assets, liabilities or contingencies.
(d)    On October 31, 2022, Banco Inter S.A carried out the partial spin-off of its investment in Inter Marketplace Ltda. to a new company, Inter Viagens e Entretenimento Ltda., which was later incorporated by Inter Marketplace Ltda. Inter Viagens e Entretenimento Ltda. has as its corporate object the practice of intermediation and agency of services and businesses in general. As a result of the spin-off, the corporate capital of Inter Marketplace Ltda. was reduced by R$94.
(e)     On February 15, 2023, Banco Inter S.A. completed the acquisition of the remaining shares of its subsidiary "Inter Distribuidora de Títulos e Valores Mobiliários Ltda", acquiring the remaining 416,667 shares at nominal value of R$1.00 each, fully subscribed and paid up. With the acquisition, the parent company now owns 25,000,000 shares.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b.    Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments. The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.
Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
YellowFI Mortgage, LLC and YellowFI Management, LLC
On January 24, 2023, through the holding company "Inter Mortgage Holding, Inc.," 100% of the share capital of YellowFi Mortgage LLC and YellowFi Management LLC were acquired.
YellowFi Mortgage LLC is a company based in the United States with operations in Florida, Georgia, and Colorado, providing real estate-focused credit. The company holds licenses in all three operating states and obtains funding from investors. The business specializes in originating and distributing mortgages, enabling the development of other loan portfolios in the US. With this acquisition, Inter & Co customers will have access to a wider range of financial services.
i.    Consideration transferred
The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais	YellowFi Mortgage, LLC	YellowFi Management, LLC
Cash	1,990	939
Cash to be paid	—	388
Total consideration transferred	1,990	1,327

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of YellowFi Mortgage, LLC and YellowFI Management, LLC. at the acquisition date is as follows:

In thousands of Brazilian reais	YellowFi Mortgage, LLC	YellowFi Management, LLC
Assets	879	238
Cash and cash equivalents	860	3
Other assets	19	235
Liabilities	(807)	(26)
Borrowing and onlending	(807)	—
Other liabilities	—	(26)
Total net identifiable assets at fair value	72	212
Goodwill on acquisition (a)	1,918	1,114
Total consideration transferred	1,990	1,326

(a)Inter has engaged an independent valuation service to develop a study on the allocation of the purchase price ("PPA") of the identifiable assets acquired, assumed liabilities, and goodwill. However, as of the date of these quarterly financial information releases, the study is still being prepared. The preliminary goodwill resulting from the acquisition of YellowFi Mortgage LLC and YellowFi Management LLC is R$ 2,288 and R$ 727, respectively. This value represents the future economic benefits resulting from the synergies generated by our expansion in US operations and the offer of a wider range of financial services to our customers. Although the PPA study is not yet complete, we believe that the preliminary goodwill values are fair and substantially reflect the potential for growth of our business in the United States. We will continue to carefully evaluate the allocation of the purchase price and will provide timely updates on any relevant changes in our financial statements.
ii.    Acquisition costs
Inter incurred acquisition-related costs of R$ 362 on lawyer’s fees, audit and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
Inter & Co Payments, Inc.
On January 14, 2022, the Group concluded the acquisition of 100% of the share capital of Inter & Co Payments, Inc. (formerly USEND or Pronto Money Transfer, Inc), a U.S. based company with experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to perform money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others.
i.    Consideration transferred
The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais
Cash	671,704
Cash to be paid	49,520
Total consideration transferred (a)	721,224

(a)    Amounts will be paid in annual installments over a three-year period.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of Inter& Co Payments, Inc. at the acquisition date is as follows:

In thousands of Brazilian reais
Assets	502,361
Cash and cash equivalents	130,502
Property and equipment	6,464
Accounts receivable	209,772
Intangible assets	155,623
Liabilities	(335,896)
Borrowing and onlending	(2)
Other liabilities	(303,213)
Deferred tax liabilities	(32,682)
Total net identifiable assets at fair value	166,465
Goodwill on acquisition (a)	554,759
Total consideration transferred	721,224

(a)    Inter conducted the study for purchase price allocation ("PPA") on identifiable assets acquired, liabilities assumed and goodwill. The goodwill in the amount of R$554,759, resulting from the acquisition, comprises the value of future economic benefits from synergies arising from part of our internationalization strategy. The goodwill is not expected to be deductible for income tax and social contribution purposes. but no indication was identified. The discount rate used to calculate the present value of the expected cash flows was 14.5% determined based on the WACC methodology, in which the cost of capital is determined by the weighted average market value of the components of the capital structure (own and third-party).
ii.    Fair value measurement
The techniques used to measure the fair value of significant assets acquired were as follows.

Assets acquired	Valuation technique
Intangible assets
We estimated the fair value of software using the Relief-from-Royalty method, which derives from the income approach. For this, the following assessment criteria were applied:

Revenue attributable to software, income tax deduction, application of discount rate, determination of useful life, tax benefit of amortization.

To calculate the value of licenses, the With or Without methodology was used, by measuring the impact on cash flow during the process of acquiring operating licenses in the US market. It was estimated that the average time to obtain such operating permits is 1 year. In this way, a postponement of revenue levels was considered, in addition to the expenditure for obtaining and renewing licenses throughout the projected period.

The Other assets line was identified and was mostly comprised of accounts receivable and prepaid expenses. No expected credit losses were identified in connection with the accounts receivables acquired.
The Other Liabilities line was assumed and was mainly composed of accounts payable to service providers abroad.
iii.    Acquisition costs
Inter incurred acquisition-related costs of R$ 5,821 on lawyer’s fees, audit and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
In 2022, there were changes in the information reported to the Executive Board and the Board of Directors, and the number of reportable segments was reduced from six to four. The main changes were:
–the merger of the asset management segment with the securities segment to form the Investments segment;
–the transfer of some of the services segment's activities to the banking segment, forming the "Banking & Spending" segment;
–the transfer of the remaining activities of the services segment to "others"; It is
–change in the name of the "marketplace" segment, which is now called the "Inter Shop & Commerce Plus" segment.
The Group's operations are divided into four reportable segments: Banking & Spending; Investments; Insurance Brokerage; Inter Shop & Commerce Plus. Prior period segment disclosures have been reclassified to conform to current year presentation.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the customers primarily by means of Inter’s mobile application. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop & Commerce Plus
This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Segment information

	03/31/2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total	Others	Eliminations	Consolidated
Interest income	992,033	6,655	—	—	998,688	23,252	(9,013)	1,012,927
Interest expenses	(665,800)	(11,438)	—	(515)	(677,753)	(3,438)	8,420	(672,771)
Income from securities	370,958	9,541	589	4,870	385,958	6,830	(21,864)	370,924
Net interest income	697,191	4,758	589	4,355	706,893	26,644	(22,457)	711,080

Revenues from services and commissions	166,352	20,250	27,261	66,959	280,822	1,531	—	282,353
Expenses from services and commissions	(33,110)	—	—	—	(33,110)	(2,568)	—	(35,678)
Net result from services and commissions	133,242	20,250	27,261	66,959	247,712	(1,037)	—	246,675

Net gains / (losses) on derivatives	518	—	—	—	518	(36)	—	482
Other revenues	93,965	8,543	12,712	19,531	134,751	51,928	(120,802)	65,877

Revenues	924,916	33,551	40,562	90,845	1,089,874	77,499	(143,259)	1,024,114

Impairment losses on financial assets	(345,921)	317	—	(4,827)	(350,431)	(250)	—	(350,681)
Personnel expenses	(159,998)	(4,302)	(1,796)	(4,514)	(170,610)	(1,802)	—	(172,412)
Depreciation and amortization	(34,578)	(711)	(238)	(2,007)	(37,534)	(43)	—	(37,577)
Tax expenses	(54,768)	(2,177)	(3,823)	(7,918)	(68,686)	(185)	—	(68,871)
Other administrative expenses	(352,251)	(11,379)	(10,791)	(7,765)	(382,186)	(3,250)	(179)	(385,615)
Income before taxes and interests in associates	(22,600)	15,299	23,914	63,814	80,427	71,969	(143,438)	8,958

Income from equity interests in associates	(3,061)	—	—	—	(3,061)	—	—	(3,061)
Profit (loss) before taxes	(25,661)	15,299	23,914	63,814	77,366	71,969	(143,438)	5,897

Current income tax and social contribution	—	(5,259)	(9,688)	(13,340)	(28,287)	(38)	—	(28,325)
Deferred income tax and social contribution	41,566	799	1,563	1,641	45,569	1,075	—	46,644
Income Tax	41,566	(4,460)	(8,125)	(11,699)	17,282	1,037	—	18,319

Profit / (loss) for the period	15,905	10,839	15,789	52,115	94,648	73,006	(143,438)	24,216

Total assets	47,963,471	641,651	145,386	507,602	49,258,110	15,366,441	(16,923,457)	47,701,094
Total liabilities	40,718,917	552,142	74,186	142,627	41,487,872	237,227	(1,163,911)	40,561,188
Total equity	7,244,554	89,509	71,200	364,975	7,770,238	15,129,214	(15,759,546)	7,139,906

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	03/31/2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total	Others	Eliminations	Consolidated
Interest income	505,566	747	—	1	506,314	17,233	(2,387)	521,160
Interest expenses	(336,831)	(2,461)	—	—	(339,292)	—	2,521	(336,771)
Income from securities	344,818	5,820	1,997	1,621	354,256	15,211	(21,454)	348,013
Net interest income	513,553	4,106	1,997	1,622	521,278	32,444	(21,320)	532,402

Revenues from services and commissions	89,461	20,402	18,475	75,377	203,715	2,504	—	206,219
Expenses from services and commissions	(27,627)	—	—	(4)	(27,631)	(885)	—	(28,516)
Net result from services and commissions	61,834	20,402	18,475	75,373	176,084	1,619	—	177,703

Net gains / (losses) on derivatives	17,511	—	—	—	17,511	(6,502)	—	11,009
Other revenues	147,728	7,262	9,222	10,675	174,887	148	(62,628)	112,407
Revenues	740,626	31,770	29,694	87,670	889,760	27,709	(83,948)	833,521

Impairment losses on financial assets	(313,503)	567	—	—	(312,936)	(10)	—	(312,946)
Personnel expenses	(134,163)	(3,390)	(2,079)	(4,291)	(143,923)	(1,197)	—	(145,120)
Depreciation and amortization	(34,985)	(699)	(116)	(650)	(36,450)	(28)	—	(36,478)
Tax expenses	(38,848)	(2,137)	(3,340)	(11,740)	(56,065)	(628)	—	(56,693)
Other administrative expenses	(357,393)	(7,908)	(2,641)	(5,542)	(373,484)	(3,876)	554	(376,806)
Income before taxes and interests in associates	(138,266)	18,203	21,518	65,447	(33,098)	21,970	(83,394)	(94,522)

Income from equity interests in associates	(5,572)	—	—	—	(5,572)	8,735	(8,735)	(5,572)
Profit (loss) before taxes	(143,838)	18,203	21,518	65,447	(38,670)	30,705	(92,129)	(100,094)

Current income tax and social contribution	—	(7,368)	(8,100)	(17,453)	(32,921)	(291)	—	(33,212)
Deferred income tax and social contribution	103,691	3	790	—	104,484	—	—	104,484
Income Tax	103,691	(7,365)	(7,310)	(17,453)	71,563	(291)	—	71,272

Profit / (loss) for the period	(40,147)	10,838	14,208	47,994	32,893	30,414	(92,129)	(28,822)

Total assets	46,473,673	464,654	148,411	490,752	47,577,490	22,199,379	(23,433,769)	46,343,100
Total liabilities	39,353,463	380,246	93,001	183,568	40,010,278	159,782	(916,064)	39,253,996
Total equity	7,120,210	84,408	55,410	307,184	7,567,212	22,039,597	(22,517,705)	7,089,104

Notes to the condensed consolidated interim financial statements as of March 31, 2023
6.Financial risk management
Risk management at Interlagos includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific structure for risk management;
•Defined policies and norms;
•Clear norms and competence structure;
•Decisions at various hierarchical levels; and
•Statutory and non-statutory committees.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms, the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity, behavior, including payment history, credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations of FGTS (Guarantee Fund for Time of Service) anniversary withdrawal are guaranteed by transfer;
•Personal loans and credit cards: generally, do not have guarantees;
•Real estate financing: is collateralized by the real estate financed.
Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
Guarantees of real estate loans and financing
The tables below present the credit exposure of real estate loans and advances to retail customers by loan-to-value (LTV) ratio. LTV is calculated as the proportion of the gross value of the loans or the value of the outstanding loans to the value of collateral. The gross value of the loans excludes any provision for impairment. The assessment of guarantee of real estate loans is based on the value adjusted for changes in real estate price indexes:

	03/31/2023	12/31/2022
Lower than 30%	679,176	693,322
31 - 50%	1,794,943	1,689,190
51 - 70%	2,356,428	2,308,021
71 - 90%	1,728,000	1,503,703
Higher than 90%	58,255	57,577
	6,616,802	6,251,813
b.Liquidity risk
Liquidity risk is the possibility of the Group not being able to meet its expected or unexpected financial obligations efficiently, including those obligations arising from guarantees provided or even unexpected customer redemptions. Thus, within liquidity risk also includes the possibility that Inter is unable to negotiate the sale of assets at market prices and, in turn, incur additional losses. There were no material changes in the nature of liquidity risk exposures in the quarter ended March 31, 2023.
c.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	03/31/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,791,707	—	—	1,791,707
Compulsory deposits at Central Bank of Brazil		2,993,616	—	—	2,993,616
Amounts due from financial institutions	9	3,770,074	—	—	3,770,074
Securities	10	636,676	354,225	11,544,450	12,535,351
Derivative financial assets	11	1,122	—	—	1,122
Loans and advances to customers	12	6,059,991	6,239,118	11,533,765	23,832,874
Other assets	17	—	—	90,256	90,256
Total financial assets		15,253,186	6,593,343	23,168,471	45,015,000

Financial liabilities
Liabilities with financial and similar institutions	18	8,216,538	—	—	8,216,538
Liabilities with customers	19	13,258,743	1,197,857	9,725,406	24,182,006
Securities issued	20	882,691	450,582	5,307,284	6,640,557
Derivative financial liabilities	11	—	—	32,614	32,614
Borrowing and onlending	21	6,013	3,019	27,600	36,632
Total financial liabilities		22,363,985	1,651,458	15,092,904	39,108,347

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	12/31/2022
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	1,331,648
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	2,854,778
Amounts due from financial institutions	9	4,258,856	—	—	4,258,856
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12	6,199,963	5,916,020	10,582,345	22,698,328
Other assets	17	—	—	87,318	87,318
Total financial assets		15,312,033	6,188,509	22,178,951	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	18	7,906,897	—	—	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Derivative financial instruments	11	—	—	37,768	37,768
Borrowing and onlending	21	4,988	4,138	27,323	36,448
Total financial liabilities		23,933,985	1,274,590	12,617,508	37,826,082

Notes to the condensed consolidated interim financial statements as of March 31, 2023
d.Financial assets and liabilities using a current/non-current classification
The following table represents the Group's financial assets and liabilities, segregated into current and non-current, taking into account their contractual maturity at the date of the condensed consolidated interim financial information:

	03/31/2023
	Current	Non-current	Total
Assets
Cash and cash equivalents	1,791,707	—	1,791,707
Amounts due from financial institutions	3,770,074	—	3,770,074
Compulsory deposits at Central Bank of Brazil	2,993,616	—	2,993,616
Securities	990,901	11,544,450	12,535,351
Derivative financial assets	1,122	—	1,122
Loans and advances to customers, net of provisions for expected loss	11,220,982	11,150,185	22,371,167
Other assets	—	90,256	90,256
Total assets	20,768,402	22,784,891	43,553,293

Liabilities
Liabilities with financial institutions	8,216,538	—	8,216,538
Liabilities with customers	14,456,600	9,725,406	24,182,006
Securities issued	1,333,273	5,307,284	6,640,557
Derivative financial liabilities	—	32,614	32,614
Borrowing and onlending	9,032	27,600	36,632
Total liabilities	24,015,443	15,092,904	39,108,347

	12/31/2022
	Current	Non-current	Total
Assets
Cash and cash equivalents	1,331,648	—	1,331,648
Amounts due from financial institutions	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil	2,854,778	—	2,854,778
Securities	939,277	11,509,288	12,448,565
Loans and advances to customers, net of provisions for expected loss	11,159,852	10,220,066	21,379,916
Other assets	—	87,318	87,318
Total assets	20,544,411	21,816,672	42,361,081

Liabilities
Liabilities with financial institutions	7,906,897	—	7,906,897
Liabilities with customers	15,722,450	7,920,354	23,642,804
Securities issued	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	—	37,768	37,768
Borrowing and onlending	9,126	27,323	36,448
Total liabilities	25,208,575	12,617,508	37,826,082

Notes to the condensed consolidated interim financial statements as of March 31, 2023
e.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risk of foreign exchange variation, changes in interest curves, changes in share prices and/or commodity prices. Thus, market risk derives from the mismatching of terms/indexes between Inter's assets/liabilities. In the Group, the management of market risk has, among others, the objective of supporting the business areas, establishing processes and implementing the necessary tools for evaluation and control, enabling the measurement and monitoring of risk levels, as defined by the Senior Management.
The management of market and liquidity risks is monitored by the Assets and Liabilities Committee, where control reports, managerial positions and strategies/policies on the respective risks are analyzed.
Measurement
The Inter & Co, aiming at greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows:
Trading Book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability.
Banking Book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities.
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.
We present below the set of operations recorded in the Trading Book:

R$ thousand	03/31/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	670	4,133
Pre fixed interest rate	1,077	541
Foreign currency coupons	540	883
Foreign currencies	1,082	624
Share price	329	528
Subtotal	3,698	6,709

Diversification effects (correlation)	2,004	1,958
Value-at-Risk	1,694	4,751
The VaR of the Banking book by risk factor is presented in the following table:

R$ thousand	03/31/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	199,609	234,172
Interest rate coupons	49,206	77,448
Pre fixed interest rate	43,616	55,003
Others	12,207	1,398
Subtotal	304,638	368,021

Diversification effects (correlation)	42,073	30,767
Value-at-Risk	262,565	337,254

Notes to the condensed consolidated interim financial statements as of March 31, 2023
f.Sensitivity analysis
The Group performs sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the result, providing a view of the exposure by risk factor in specific scenarios.
Simulations were performed with three possible scenarios, in order to estimate the impact on the fair value of the financial assets presented below:
•Scenario I: Probable situation which reflects the perception of the senior management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information (B3, Anbima etc.) observed in the period. Assumption used: deterioration and evolution in market variables through parallel shocks of 1 basis point in price index coupon rates, interest rate coupons, fixed interest rates, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
•Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
•Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
The following table presents the results obtained for the Trading Book and for the Banking Book in an aggregate manner.

Exposures	R$ thousand
Banking and Trading book		Scenarios					03/31/2023
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	increase	(3,205)	increase	(429,501)	increase	(799,900)
IGP-M coupon	Price index coupon	increase	(19)	increase	(2,687)	increase	(5,128)
Pre-fixed rate	Pre-fixed rate	increase	(446)	increase	(140,576)	increase	(298,016)
TR coupon	Interest rate coupon	increase	(872)	increase	(195,357)	increase	(345,814)

Exposures	R$ thousand
Banking and Trading book		Scenarios					12/31/2022
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	increase	(3,085)	increase	(421,495)	increase	(784,028)
IGP-M coupon	Price index coupon	increase	(21)	increase	(2,949)	increase	(5,542)
Pre-fixed rate	Pre-fixed rate	increase	(470)	increase	(162,809)	increase	(338,073)
TR coupon	Interest rate coupon	increase	(850)	increase	(188,954)	increase	(334,415)
g.Operational risk
Operational Risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of any internal processes involving people, systems or from external and unexpected events. This definition includes possible losses from fraud, labor risk, as well as legal risks associated with regulatory or even contractual aspects, arising from the Group's activities. In line with best governance practices, Inter Brasil has an area dedicated to managing and monitoring operational risk, with defined policies and controls implemented according to the nature and complexity of the products, services and activities.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL);
The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:
•Level I – prices negotiated on in active markets for identical assets or liabilities;
•Level II – uses inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, fair value is determined using valuation techniques using observable market data; and
•Level III – uses significant inputs that are not based on observable market data (unobservable inputs).
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
March 31, 2023
Financial assets
Cash and cash equivalents	—	—	1,791,707	1,791,707	—	—	—	—
Amounts due from financial institutions	—	—	3,770,074	3,770,074	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,993,616	2,993,616	—	—	—	—
Securities	1,386,710	9,918,159	1,230,482	12,535,351	9,818,767	1,486,103	—	11,304,870
Fair value through other comprehensive income - FVOCI	—	9,918,159	—	9,918,159	9,314,337	603,822	—	9,918,159
Financial Treasury Bills (LFT)	—	4,724,747	—	4,724,747	4,724,747	—	—	4,724,747
National Treasury Bills (LTN)	—	615,945	—	615,945	615,945	—	—	615,945
National Treasury Notes (NTN)	—	3,586,355	—	3,586,355	3,586,355	—	—	3,586,355
Debentures	—	719,494	—	719,494	385,164	334,330	—	719,494
Certificates of Real Estate Receivables	—	216,825	—	216,825	—	216,825	—	216,825
Financial Bills	—	2,126	—	2,126	2,126	—	—	2,126
Commercial Promissory Notes	—	52,667	—	52,667	—	52,667	—	52,667
Fair value through profit or loss - FVTPL	1,386,710	—	—	1,386,710	504,430	882,281	—	1,386,710
Financial Treasury Bills (LFT)	97,586	—	—	97,586	97,586	—	—	97,586
Investment fund quotas	514,925	—	—	514,925	332,075	182,851	—	514,925
Certificates of Real Estate Receivables	45,829	—	—	45,829	29,582	16,247	—	45,829
Certificates of Agricultural Receivables	163,506	—	—	163,506	—	163,506	—	163,506
Debentures	422,282	—	—	422,282	44,607	377,675	—	422,282
Financial Bills	102,576	—	—	102,576	—	102,576	—	102,576
Bank Deposit Certificates	22,095	—	—	22,095	—	22,095	—	22,095
Commercial Promissory Notes	4,538	—	—	4,538	—	4,538	—	4,538
Agribusiness Credit Bills (LCA)	11,789	—	—	11,789	—	11,789	—	11,789
Real Estate Credit Bills (LCI)	1,201	—	—	1,201	197	1,004	—	1,201
Others	383	—	—	383	383	—	—	383
Amortized cost	—	—	1,230,482	1,230,482	—	—	—	—
Debentures	—	—	80,841	80,841	—	—	—	—
National Treasury Notes (NTN)	—	—	652,236	652,236	—	—	—	—
Rural Product Bill	—	—	497,405	497,405	—	—	—	—
Derivative financial assets	—	—	1,122	1,122	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	22,371,167	22,371,167	—	—	—	—
Other assets	90,256	—	—	90,256	—	—	90,256	90,256
Total	1,476,966	9,918,159	32,158,168	43,553,293	9,818,767	1,486,103	90,256	11,395,126
Financial liabilities
Liabilities with financial institutions	—	—	8,216,538	8,216,538	—	—	—	—
Liabilities with customers	—	—	24,182,006	24,182,006	—	—	—	—
Securities issued	—	—	6,640,557	6,640,557	—	—	—	—
Derivative financial liabilities	32,614	—	—	32,614	—	32,614	—	32,614
Borrowing and onlending	—	—	36,632	36,632	—	—	—	—
Total	32,614	—	39,075,733	39,108,347	—	32,614	—	32,614

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities	1,458,664	9,699,546	1,290,355	12,448,565	9,545,890	1,612,320	—	11,158,210
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial Treasury Bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National Treasury Bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National Treasury Notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of Real Estate Receivables	—	203,350	—	203,350	—	203,350	—	203,350
Financial Bills	—	5,771	—	5,771	—	5,771	—	5,771
Commercial Promissory Notes	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Financial Treasury Bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of Real Estate Receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of Agricultural Receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial Bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank Deposit Certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial Promissory Notes	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness Credit Bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real Estate Credit Bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Debentures	—	—	112,914	112,914	—	—	—	—
National Treasury Notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural Product Bill	—	—	532,068	532,068	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	1,545,982	9,699,546	31,115,553	42,361,081	9,545,890	1,612,320	87,318	11,245,528
Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
During the quarter ended March 31, 2023 and year ended December 31, 2022, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	03/31/2023	12/31/2022
Cash and cash equivalents in national currency	223,018	388,622
Cash and cash equivalents in foreign currency	677,422	223,528
Reverse repurchase agreements*	891,267	719,498
Total	1,791,707	1,331,648

*    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions
a.Breakdown of amounts due from financial institutions:

	03/31/2023	12/31/2022
Interbank deposit investments	2,445,298	2,383,526
Interbank onlending	29,348	31,805
Loans to financial institutions	1,296,424	1,845,665
Expected loss	(996)	(2,140)
Total	3,770,074	4,258,856
10.Securities
a.Breakdown of securities:

	03/31/2023	12/31/2022
Fair value through other comprehensive income - FVOCI
Financial Treasury Bills (LFT)	4,724,747	4,652,445
Debentures	719,494	684,153
Certificates of Real Estate Receivables	216,825	203,350
Financial Bills	2,126	5,771
National Treasury Notes (NTN)	3,586,355	3,541,780
National Treasury Bills (LTN)	615,945	589,496
Commercial Promissory Notes	52,667	22,551
Subtotal	9,918,159	9,699,546

Amortized cost
Debentures	80,841	112,914
National Treasury Notes (NTN)	652,236	645,373
Rural Product Bill	497,405	532,068
Subtotal	1,230,482	1,290,355

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	03/31/2023	12/31/2022
Fair value through profit or loss - FVTPL
Investment fund quotas	514,925	529,903
Certificates of Real Estate Receivables	45,829	44,453
Certificates of Agricultural Receivables	163,506	237,750
Debentures	422,282	435,755
Financial Treasury Bills (LFT)	97,586	37,131
Financial Bills	102,576	101,467
Bank Deposit Certificates	22,095	44,638
Commercial Promissory Notes	4,538	5,157
Agribusiness Credit Bills (LCA)	11,789	20,413
Real Estate Credit Bills (LCI)	1,201	1,613
Others	383	384
Subtotal	1,386,710	1,458,664
Total	12,535,351	12,448,565
b.Income from securities

	2023	2022
Income from securities - FVOCI	288,695	272,383
Income from securities - FVTPL	39,277	47,341
Income from securities - Amortized cost	42,952	28,289
Total	370,924	348,013
c.Breakdown of the carrying amount of securities by maturity, net of losses

	03/31/2023						12/31/2022
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance	Accounting balance
Fair value through other comprehensive income - FVOCI	—	—	1,229,697	3,837,673	4,850,789	9,918,159	9,699,546
Financial Treasury Bills (LFT)	—	—	299,244	2,498,707	1,926,796	4,724,747	4,652,445
Debentures	—	—	115,548	297,306	306,640	719,494	684,153
Certificates of Real Estate Receivables	—	—	15,628	16,170	185,027	216,825	203,350
Financial Bills	—	—	2,126	—	—	2,126	5,771
National Treasury Notes (NTN)	—	—	158,615	995,414	2,432,326	3,586,355	3,541,780
National Treasury Bills (LTN)	—	—	615,945	—	—	615,945	589,496
Commercial Promissory Notes	—	—	22,591	30,076	—	52,667	22,551

Amortized cost	117,850	246,363	190,024	22,987	653,258	1,230,482	1,290,355
Debentures	—	19,812	61,029	—	—	80,841	112,914
National Treasury Notes (NTN)	—	—	—	—	652,236	652,236	645,373
Rural Product Bill	117,850	226,551	128,995	22,987	1,022	497,405	532,068

Fair value through profit or loss - FVTPL	518,826	107,862	285,947	187,660	286,415	1,386,710	1,458,664
Investment fund quotas	510,428	—	—	—	4,497	514,925	529,903
Certificates of Real Estate Receivables	1,781	558	23,056	4,299	16,135	45,829	44,453
Certificates of Agricultural Receivables	—	1,812	10,460	6,778	144,456	163,506	237,750
Debentures	535	55,266	132,753	117,455	116,273	422,282	435,755
Financial Treasury Bills (LFT)	5,836	15,252	35,235	41,263	—	97,586	37,131
Financial Bills	—	28,817	62,871	7,206	3,682	102,576	101,467
Bank Deposit Certificates	60	5,743	7,656	7,712	924	22,095	44,638
Commercial Promissory Notes	—	—	4,538	—	—	4,538	5,157
Agribusiness Credit Bills (LCA)	142	210	8,504	2,932	1	11,789	20,413
Real Estate Credit Bills (LCI)	44	204	874	15	64	1,201	1,613
Others	—	—	—	—	383	383	384
Total	636,676	354,225	1,705,668	4,048,320	5,790,462	12,535,351	12,448,565

Notes to the condensed consolidated interim financial statements as of March 31, 2023
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments, which are registered in equity and compensation accounts (reference/nominal values), and are intended to meet its own needs in managing its risk exposure, as well as to meet its clients' requests in managing their exposure. These operations involve swaps, indices, and terms derivatives. Inter's risk management is based on the use of financial derivative instruments with the predominantly objective of mitigating risks resulting from its operations.
a.Derivative financial instruments – amortized cost, fair value and maturity

	03/31/2023					12/31/2022
	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	Total	Total
Assets
Forward derivative transactions	8,555	1,122	1,122		1,122
Total assets (A)	8,555	1,122	1,122	—	1,122	—
Liabilities
Operations with swap derivatives	66,000	(31,641)	—	(31,641)	(31,641)	(37,502)
Forward derivative transactions	27,550	(973)	(973)	—	(973)	(266)
Total liabilities (B)	93,550	(32,614)	(973)	(31,641)	(32,614)	(37,768)
Net effect (A-B)	(84,995)	(31,492)	149	(31,641)	(31,492)	(37,768)
b.Forward and swap contracts – notional value

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	03/31/2023	Total 12/31/2022
Operations with swap derivatives	—	—	66,000	—	66,000	78,000
Forward derivative transactions	—	—	27,550	—	27,550	—
Total	—	—	93,550	—	93,550	78,000
The swaps that make up Inter's portfolio were established as a strategy to lock in the spread of the active operation by achieving hedge equivalence with the specific risk portion.
Inter's swap operations are classified as Hedge Accounting ("Fair Value Hedge"), with the objective of protecting risks related to mismatching of indexers between asset and liability portfolios, specifically between interest rates and variations in price indexes, and are recognized at fair value in the period's result. Fair value is the value that, according to market conditions, would be received for assets and paid on the settlement of liabilities, calculated based on rates practiced in exchange markets.
In order to protect cash flows and the fair value of instruments designated as hedge items, Inter uses financial derivative instruments and financial assets. The operations are conducted through B3 and have margin guarantees and are controlled by the exchange. Risk management is performed through the economic relationship between hedge instruments and hedge items, where it is expected that these instruments move in opposite directions, in the same proportions, with the aim of neutralizing risk factors.
As of March 31st, 2023, Inter held active CDI vs. IGP-M swaps contracts, with a notional value registered on B3 and with margin guarantees that may be adjusted at any time.

03/31/2023
Indexes	Notional value	Amortized value		Fair value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	66,000	84,111	118,576	84,196	115,837	(31,641)
Grand total	66,000	84,111	118,576	84,196	115,837	(31,641)

Notes to the condensed consolidated interim financial statements as of March 31, 2023

03/31/2022
Indexes	Notional value	Amortized value		Fair value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	78,000	96,287	138,270	96,287	134,055	(37,768)
Grand total	78,000	96,287	138,270	96,287	134,055	(37,768)
c.Currency forward contract (NDF)

03/31/2023
Indexes	Notional value	Amortized value		Fair value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
NDF	10,603	—	—	9,935	10,568	(633)
NDF	5,147	—	—	5,008	5,165	(157)
NDF	5,755	—	—	5,731	5,777	(46)
NDF	6,045	—	—	5,806	5,941	(137)
Grand total	27,550	—	—	26,480	27,451	(973)
d.Hedge of the investment made in the subsidiary Inter&Co Payments, Inc.
Inter is exposed to currency risk when investing in currencies other than BRL. Therefore, the proposed strategy is to minimize the risks associated with exchange rate movements on the investment in Inter & Co Payments, Inc., through the sale of USD futures contracts.
Considering that the exposure (investment in permanent assets) does not have a defined maturity date, the derivatives (hedge item) used to hedge the exchange rate risk must be periodically renewed (rolling hedge strategy).
i.General aspects
The hedge was carried out through dollar futures contracts traded on B3 that have a central counterparty (exchange). The economic relationship associated with changes in the market value of the hedged item and the hedging instrument were tested considering that the critical terms of both items are similar and, consequently, 100% offset. In summary, the object of the hedge (exchange rate variation of the investment) and the hedging instrument (future dollar) have the same primary risk base (exchange rate).
12.Loans and advances to customers
a.Breakdown of balance of loans and advances to customers

	03/31/2023		12/31/2022
Credit card	7,273,032	30.52%	6,870,565	30.27%
Business loans	3,110,840	13.12%	3,392,500	14.95%
Real estate loans	6,616,802	27.76%	6,251,813	27.54%
Personal loans	6,081,266	25.45%	5,463,781	24.07%
Rural loans	750,934	3.15%	719,669	3.17%
Total	23,832,874	100.00%	22,698,328	100.00%

Provision for expected loss	(1,461,707)		(1,318,412)

Net balance	22,371,167		21,379,916

Notes to the condensed consolidated interim financial statements as of March 31, 2023
The concentration of Inter’s portfolio of loans and advances to customers is as follows:

	03/31/2023		12/31/2022
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	359,094	1.51%	344,660	1.52%
10 largest debtors	1,942,068	8.15%	1,431,237	6.31%
20 largest debtors	2,643,508	11.09%	1,980,249	8.72%
50 largest debtors	3,935,803	16.51%	2,734,599	12.05%
100 largest debtors	5,499,545	23.08%	3,758,241	16.56%
The breakdown of loans and advances to customers by maturity is as follows:

By maturity	03/31/2023	12/31/2022
Overdue by 1 day or more	3,002,292	2,817,985
To fall due in up to 3 months	3,057,699	3,404,401
To fall due between 3 to 12 months	6,239,118	5,916,020
To fall due in more than 12 months	11,533,765	10,582,345
Total	23,832,874	22,720,751
Breakdown by economic activity sectors:

Segment activities	03/31/2023	12/31/2022
Manufacturing industries	1,025,758	1,359,184
Construction	1,424,633	1,392,607
Trade; repair of motor vehicles and motorcycles	1,134,280	1,041,875
Administrative and support service activities	900,478	893,914
Agriculture, livestock, forestry production, fishing and aquaculture	174,976	178,403
Financial and insurance activities and related services	1,985,471	2,427,341
Real estate activities	454,175	328,009
Other segments	1,348,815	1,453,566
Legal person	8,448,586	9,074,899
Natural person	15,384,288	13,623,429
Total	23,832,874	22,698,328

Notes to the condensed consolidated interim financial statements as of March 31, 2023
b.Analysis of changes in expected losses by stage:

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	296,909	(72,642)	(52)	9,630	24	—	110,626	344,495	296,909
Business loans	12,099	(131)	—	100	—	—	1,392	13,460	12,099
Real estate loans	66,484	(13,712)	—	11,707	6,539	—	(1,144)	69,874	66,484
Personal loans	98,516	(5,502)	—	1,133	829	—	(6,300)	88,676	98,516
Rural loans	11,606	(7)	—	—	—	—	(850)	10,749	11,606
	485,614	(91,994)	(52)	22,570	7,392	—	103,724	527,254	402,143

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	174,466	(9,630)	(182,439)	72,642	—	—	134,535	189,574	174,466
Business loans	899	(100)	(18)	131	27	—	(148)	791	899
Real estate loans	16,939	(11,707)	(6,603)	13,712	4,523	—	1,484	18,348	16,939
Personal loans	90,088	(1,133)	(32,980)	5,502	223	—	31,960	93,660	90,088
Rural loans	—	—	—	7	—	—	(7)	—	—
	282,392	(22,570)	(222,040)	91,994	4,773	—	167,824	302,373	282,392

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	402,826	(24)	—	52	182,439	(193,833)	49,059	440,519	402,826
Business loans	328	—	(27)	—	18	(738)	706	287	328
Real estate loans	19,127	(6,539)	(4,523)	—	6,603	(5,038)	8,219	17,849	19,127
Personal loans	127,149	(829)	(223)	—	32,980	(21,301)	35,649	173,425	127,149
Rural loans	976	—	—	—	—	(1,554)	578	—	976
	550,406	(7,392)	(4,773)	52	222,040	(222,464)	94,211	632,080	550,406

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card					874,201	(193,833)	294,220	974,588	874,201
Business loans					13,326	(738)	1,950	14,538	13,326
Real estate loans					102,550	(5,038)	8,559	106,071	102,550
Personal loans					315,753	(21,301)	61,309	355,761	315,753
Rural loans					12,582	(1,554)	(279)	10,749	12,582
					1,318,412	(222,464)	365,759	1,461,707	1,318,412

Notes to the condensed consolidated interim financial statements as of March 31, 2023
c.Analysis of the changes in the gross value of loans and advances to customers by stage

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	5,893,995	(268,505)	(172)	20,855	37	(740,895)	—	1,292,745	6,198,060	5,893,995
Business loans	3,378,982	(19,518)	—	15,423	—	(2,447,238)	—	2,168,825	3,096,474	3,378,982
Real estate loans	5,843,066	(315,313)	—	192,461	43,796	(166,532)	—	578,616	6,176,094	5,843,066
Personal loans	4,941,344	(83,048)	—	8,691	1,401	(115,792)	—	727,492	5,480,088	4,941,344
Rural loans	718,115	(1,833)	—	—	—	(56,056)	—	90,708	750,934	718,115
Total	20,775,502	(688,217)	(172)	237,430	45,234	(3,526,513)	—	4,858,386	21,701,650	20,775,502

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	335,422	(20,855)	(295,280)	268,505	—	(316,867)	—	404,143	375,063	335,422
Business loans	10,476	(15,423)	(806)	19,518	249	(1,401)	—	(926)	11,687	10,476
Real estate loans	280,633	(192,461)	(105,708)	315,313	30,294	(9,202)	—	2,283	321,152	280,633
Personal loans	290,510	(8,691)	(109,854)	83,048	499	(48,910)	—	100,517	307,119	290,510
Rural loans	—	—	—	1,833	—	(1,712)	—	(121)	—	—
Total	917,041	(237,430)	(511,648)	688,217	31,042	(378,092)	—	505,896	1,015,021	917,041

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card	641,147	(37)	—	172	295,280	(58,488)	(193,833)	15,663	700,074	641,147
Business loans	3,042	—	(249)	—	806	(56)	(738)	(126)	2,679	3,042
Real estate loans	128,113	(43,796)	(30,294)	—	105,708	(35,500)	(5,038)	363	119,556	128,113
Personal loans	231,929	(1,401)	(499)	—	109,854	(20,576)	(21,301)	(3,947)	294,059	231,929
Rural loans	1,554	—	—	—	—	—	(1,554)	—	—	1,554
Total	1,005,785	(45,234)	(31,042)	172	511,648	(114,620)	(222,464)	11,953	1,116,368	1,005,785

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 03/31/2023	Ending balance at 12/31/2022
Credit card					6,870,564	(1,116,250)	(193,833)	1,712,551	7,273,197	6,870,564
Business loans					3,392,500	(2,448,695)	(738)	2,167,773	3,110,840	3,392,500
Real estate loans					6,251,812	(211,234)	(5,038)	581,262	6,616,802	6,251,812
Personal loans					5,463,783	(185,278)	(21,301)	824,062	6,081,266	5,463,783
Rural loans					719,669	(57,768)	(1,554)	90,587	750,934	719,669
Total					22,698,328	(4,019,225)	(222,464)	5,376,235	23,833,039	22,698,328

Notes to the condensed consolidated interim financial statements as of March 31, 2023
13.Non-current assets held for sale

	03/31/2023	12/31/2022
Real estate	178,413	166,943
Total	178,413	166,943
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. Non-current assets held for sale are normally sold at auctions, which usually occur within one year.
14.Equity accounted investees

	% in share capital		Equity accounted investees		Income from equity interests in investees
Investees	03/31/2023	12/31/2022	03/31/2023	12/31/2022	2023	2022
Granito Soluções em Pagamento S.A.	45%	45%	59,525	62,582	(3,061)	(5,572)
Total			59,525	62,582	(3,061)	(5,572)
Other investments			11,295	9,508	—	—
Total			70,820	72,090	(3,061)	(5,572)
15.Property and equipment
a.Breakdown of property and equipment:

	Annual depreciation rate	03/31/2023
		Historical cost	Accumulated depreciation	Carrying amount
Buildings	4%	38,142	(26,641)	11,501
Furniture and equipment	10%	25,075	(1,645)	23,430
Data processing systems	20%	15,657	(371)	15,286
Construction in progress	—	1,879	—	1,879
Right-of-use assets - buildings and equipment	4%	137,186	(8,359)	128,827
Total		217,939	(37,016)	180,923

	Annual depreciation rate	12/31/2022
		Historical cost	Accumulated depreciation	Carrying amount
Buildings	4%	37,446	(25,149)	12,297
Furniture and equipment	10%	23,601	(2,069)	21,532
Data processing systems	20%	15,636	(11)	15,625
Construction in progress	—	1,794	—	1,794
Right-of-use assets - buildings and equipment	4%	144,387	(7,616)	136,771
Total		222,864	(34,845)	188,019

Notes to the condensed consolidated interim financial statements as of March 31, 2023
b.Changes in property and equipment:

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 03/31/2023
Buildings	37,446	685	11	—	—	38,142
Furniture and equipment	23,601	1,913	(11)	(149)	(279)	25,075
Data processing systems	15,636	21	—	—	—	15,657
Construction in progress	1,794	85	—	—	—	1,879
Right-of-use assets - buildings and equipment	144,387	—	—	(7,201)	—	137,186
Total property and equipment - historical cost	222,864	2,704	—	(7,350)	(279)	217,939

Accumulated depreciation
Buildings	(25,149)	(1,492)	—	—	—	(26,641)
Furniture and equipment	(2,069)	(117)	303	99	139	(1,645)
Data processing systems	(11)	(60)	(303)	3	—	(371)
Right-of-use assets - buildings and equipment	(7,616)	(743)	—	—	—	(8,359)
Total Accumulated depreciation	(34,845)	(2,412)	—	102	139	(37,016)

Total property and equipment - residual value	188,019	292	—	(7,248)	(140)	180,923

	Balance at 12/31/2021	Addition	Business Combination	Transfer	Write-offs	Balance at 03/31/2022
Buildings	27,608	1,176	—	1,586	—	30,370
Furniture and equipment	14,012	1,617	10,119	(1,164)	—	24,584
Data processing systems	14,390	—	—	—	(7)	14,383
Right-of-use assets - buildings and equipment	131,064	36,176	—	—	—	167,240
Total property and equipment - historical cost	187,074	38,969	10,119	422	(7)	236,577

Accumulated depreciation
Buildings	(14,721)	(55)	—	(6,299)	—	(21,075)
Furniture and equipment	(5,064)	(1,362)	(4,652)	5,877	—	(5,201)
Data processing systems	(72)	(7)	—	—	—	(79)
Right-of-use assets - buildings and equipment	(3,741)	(2,442)	—	—	—	(6,183)
Total Accumulated depreciation	(23,598)	(3,866)	(4,652)	(422)	—	(32,538)

Total property and equipment - residual value	163,476	35,103	5,467	—	(7)	204,039

Notes to the condensed consolidated interim financial statements as of March 31, 2023
16.Intangible assets
a.Breakdown of intangible assets

	Annual amortization rate	03/31/2023			12/31/2022
		Historical cost	(Accumulated amortization)	Carrying amount	Historical cost	(Accumulated amortization)	Carrying amount
Software	10%	361,985	(212,982)	149,003	336,495	(204,278)	132,217
Development costs	20%	268,080	(74,722)	193,358	234,400	(48,835)	185,565
Customer portfolio	20%	13,965	(5,969)	7,996	13,965	(5,589)	8,376
Goodwill	—	635,778	—	635,778	632,796	—	632,796
Intangible assets in progress	—	288,288	—	288,288	279,675	—	279,675
Total		1,568,096	(293,673)	1,274,423	1,497,331	(258,702)	1,238,629
b.Changes in intangible assets

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	03/31/2023
Software	132,217	23,195	—	2,295	—	(8,704)	149,003
Development costs (b)	185,565	—	—	33,680	—	(25,887)	193,358
Customer portfolio (b)	8,376	—	—	—	—	(380)	7,996
Goodwill (a) (b)	632,796	—	—	—	2,982	—	635,778
Intangible assets in progress	279,675	44,588	—	(35,975)	—	—	288,288
Total	1,238,629	67,783	—	—	2,982	(34,971)	1,274,423

	12/31/2021	Addition	Write-offs	Transfers	Business Combination	Amortization	03/31/2022
Software	47,150	41,247	(950)	7,175	155,622	(25,125)	225,119
Development costs (b)	115,417	—	—	34,985	—	(6,848)	143,554
Customer portfolio (b)	10,329	—	—	—	—	(846)	9,483
Goodwill (a) (b)	78,037	—		(7,175)	554,759	—	625,621
Intangible assets in progress	177,979	41,350	(1,264)	(34,985)	—	(113)	182,967
Total	428,912	82,597	(2,214)	—	710,381	(32,932)	1,186,744

(a)     Refers to the acquisition of Inter & Co Payments, Inc., see Note 4.3 - Business Combination.
(b)     The balance of December 31, 2021, previously presented, was adjusted after the conclusion of the PPA of the group companies. Accordingly, the preliminary goodwill was reallocated to the opening balances of the transaction.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
17.Other assets

	03/31/2023	12/31/2022
Amount receivable from the sale of investments (a)	90,256	87,318
Commissions and bonus receivable (b)	141,084	113,546
Prepaid expenses (c)	342,729	321,830
Pending settlements (d)	92,004	277,953
Sundry debtors (e)	84,642	91,627
Advances to third parties	17,740	23,911
Unbilled services provided	37,974	31,870
Transactions amount to be received	117,566	122,859
Premium or discount on transfer of financial assets	91,925	71,460
Early settlement of credit operations	24,933	23,328
Agreements on sales of properties receivable	39,854	38,467
Taxes and contributions to be offset against future amounts payable	150,467	176,513
Other amounts	293,934	44,826
Total	1,525,108	1,425,508

(a)Amounts receivable from the sale of non-controlling interest in a subsidiary consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros’ EBITDA. 2 installments were paid in 2021 and 2022, the other 2 installments will be paid in 2023 and 2024.
(b)    Commissions and bonus receivable: relates primarily to the bonus receivable from the business contract signed with Mastercard, Liberty and Sompo.
(c)    Prepaid expenses: refers substantially to the cost of acquisition of customer digital accounts and portability expenses to process.
(d)    Pending settlements: relates primarily to transactions to be processed by Mastercard, in addition to settlement balances receivable from the B3 exchange.
(e)    Sundry debtors: relates primarily to amounts to process from credit cards, negotiation and intermediation of amounts and debtors by escrow deposit.
18.Liabilities with financial institutions

	03/31/2023	12/31/2022
Payables with credit card network	5,495,733	5,228,314
Securities sold under agreements to repurchase	1,882,289	1,902,873
Interbank deposits	791,201	732,528
Others	47,315	43,182
Total	8,216,538	7,906,897
19.Liabilities with customers

	03/31/2023	12/31/2022
Demand deposits	11,005,662	11,566,826
Time deposits	11,687,031	10,517,060
Savings deposits	1,274,938	1,307,055
Creditors by resources to release	214,375	251,863
Total	24,182,006	23,642,804

Notes to the condensed consolidated interim financial statements as of March 31, 2023
20.Securities issued

	03/31/2023	12/31/2022
Financial Bills	69,664	67,014
Real estate credit bills (a)	6,236,931	5,794,144
Agribusiness credit bills	333,962	341,007
Total	6,640,557	6,202,165

(a)     The Real Estate Credit Bill (LCI) is a tax-exempt fixed-income instrument for individuals, backed by real estate loans. They are issued on demand, remunerated at a fixed or floating rate and have a fixed maturity. Inter offers LCIs issued by Banco Inter S.A. to its retail customers as a tax-exempt investment alternative to time deposits. The real estate loans in the gross amount of R$ 6,236,931 (2022: R$ 5,794,144) are backed by these instruments.
21.Borrowing and onlending

	03/31/2023	12/31/2022
Onlending obligations – Caixa Econômica Federal (*)	21,920	22,231
Onlending obligations – BNDES (*)	7,931	8,139
Others	6,781	6,078
Total	36,632	36,448

(*)    Refers to onlending of real estate loans obtained from Caixa Econômica Federal (with rates between 4.5% and 6% p.y.) and BNDES for working capital operations (with a fixed rate of up to 6% p.y.).
22.Tax liabilities

	03/31/2023	12/31/2022
Income tax and social contribution	93,253	114,493
Tax on financial transactions	13,041	9,354
PIS/COFINS	22,521	20,542
INSS/FGTS	17,060	14,842
Other taxes	8,466	7,634
Total	154,341	166,865
23.Provisions and contingent liabilities

	03/31/2023	12/31/2022
Provision for legal and administrative proceedings	32,862	28,118
Provision for expected credit losses on loan commitments (a)	30,351	29,331
Total	63,213	57,449

(a)    Inter constitutes expected losses for financial assets that include both a drawn component (credit transaction) and an undrawn loan commitment component (available limit). To the extent that the combined amount of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision (in liabilities).
a.Provisions
The legal entities in Inter, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2022	3,788	24,330	28,118
Constitution net of (reversals and write-offs)	532	9,694	10,226
Payments	(49)	(5,433)	(5,482)
Balance at March 31, 2023	4,271	28,591	32,862

Balance at December 31, 2021	3,312	18,370	21,682
Constitution/increase in provision	135	3,957	4,092
Payments	(64)	(3,686)	(3,750)
Balance at March 31, 2022	3,383	18,641	22,024
b.Contingent tax liabilities classified as possible losses
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. In the quarter ended March 31, 2023, these amounted to R$ 34,168 (2022: R$ 29,963).
ii.COFINS
Inter is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues. During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006.

Process type	03/31/2023	12/31/2022
Tax assessment notice	22,777	22,340
Action for the annulment of a tax debt	28,849	28,459
Collection Letter	1,473	1,473
Total	53,099	52,272

Notes to the condensed consolidated interim financial statements as of March 31, 2023
24.Other liabilities

	03/31/2023	12/31/2022
Lease liabilities (Note 24.a)	139,395	146,705
Payments to be processed (a)	736,647	648,887
Contract liabilities (b)	44,469	45,364
Agreements	43,936	33,736
Provisions for salaries, vacations and other labor charges	66,522	77,383
Other liabilities	146,346	190,100
Pending settlements (c)	28,334	31,352
Total other liabilities	1,205,649	1,173,527

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)    The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros;
(c)    Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5.
a.Lease liabilities
The changes in lease liabilities for the quarter ended March 31, 2023 and year ended December 31, 2022 are as follows:

Balance at January 1, 2023	146,705
Payments	(9,877)
Accrued interest	2,567
Ending balance at March 31, 2023	139,395

Balance at January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance at December 31, 2022	146,705
Lease maturity
The maturity of the lease liabilities for the quarter ended March 31, 2023 and year ended December 31, 2022 is as follows:

	03/31/2023	12/31/2022
Up to 1 year	4,300	2,890
From 1 year to 5 years	20,817	26,009
Above 5 years	114,278	117,806
Total	139,395	146,705

Notes to the condensed consolidated interim financial statements as of March 31, 2023
25.Equity
a.Share capital

Date	Class A	Class B	Total
2022	284,765,936	117,037,105	401,803,041
2023	284,836,041	117,037,105	401,873,146
At March 31, 2023,Inter & Co, Inc.'s authorized share capital is US$ 50,000 divided into 20,000,000,000 shares with par value of US$ 0.0000025 each, of which 284,836,041 have been issued as class A shares with a par value of US$ 0.0000025 each and 117,037,105 have been issued as class B shares with a par value of US$ 0.0000025 each. The share capital comprising shares issued refers to the authorized capital. Inter & Co. Inc’s paid-up share capital was R$ 13 at March 31, 2023 (December 31, 2022: R$ 13).
The special rights granted to holders of Class A and Class B shares in this condensed consolidated interim financial information are the same as those applied in the consolidated financial statements of Inter & Co, Inc., for the year ended December 31, 2022.
b.Reserve
In the quarter ended March 31, 2023, the reserves amounted to R$ 7,855,472. In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as mentioned in Note 1. Accordingly, reserve amount of R$ 7,817,670 is the transfer from non-controlling interest to equity of Inter & Co, Inc. of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/ or BDRs of Inter & Co, Inc.
c.Other comprehensive income
For the quarter ended March 31, 2023, the other comprehensive income amounted to R$ (808,110), (December 31, 2022: R$ (84.757)), comprises the fair value of financial assets at FVOCI and exchange rate change adjustment of subsidiary abroad.
d.Dividends and interest on equity
In the quarter ended March 31, 2023 and for the year ended December 31, 2022, Inter & Co, Inc. Inter & Co Inc. has not declared or paid dividends. In the year ended December 31, 2022, Banco Inter distributed R$ 38,056 in interest on equity to controlling shareholders. Inter Digital and Inter Food paid R$ 25,812 and R$ 12,030, respectively, in interest on equity to their non-controlling interest in the same period.
e.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	03/31/2023	03/31/2022
Profit (loss) attributable to Owners of the company (In thousands of Reais)	11,405	(28,822)
Average number of shares	401,588,541	2,568,429,243
Basic earnings (loss) per share (R$)	0.0284	(0.0112)
Diluted earnings (loss) per share (R$)	0.0281	(0.0112)
Basic and diluted earnings (loss) per share are presented based on the two classes of shares, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the quarter.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
f.Non-controlling interest
For the quarter ended March 31, 2023, the balance of non-controlling interests is R$ 108,941 (December 31, 2022: R$ 96,722).
g.Reflex reserve
At March 31, 2023, the Group has a reflex reserve of R$ 7,855,472 arising from its subsidiaries (December 31, 2022: R$ 7,817,670). This change arises from the increase in the equity interest held by Inter & Co, Inc. in its indirect subsidiaries, as described in the corporate reorganization events (see note 1).
h.Treasury shares
As of March 31, 2023, Inter&co, Inc., has R$16,409 of treasury shares, consisting of 160,875 class A shares.
26.Net interest income

	03/31/2023	03/31/2022
Interest income
Amounts due from financial institutions	98,256	30,139
Loans and advances to customers	902,766	478,460
Credit card	334,187	114,706
Business loans	125,875	84,634
Real estate loans	215,670	160,880
Personal loans	208,200	105,777
Rural loans	18,834	12,463
Income from cash and cash equivalents in foreign currency	11,225	8,827
Others	680	3,734
Total interest income	1,012,927	521,160

Interest expenses
Securities issued	(250,263)	(126,564)
Deposits from customers	(362,910)	(184,058)
Saving	(22,812)	(17,703)
Securities acquired with agreements to resell	(34,960)	(8,198)
Borrowing and onlending	(1,773)	(248)
Others	(53)	—
Total interest expense	(672,771)	(336,771)
Total	340,156	184,389

Notes to the condensed consolidated interim financial statements as of March 31, 2023
27.Net result from services and commissions

	03/31/2023	03/31/2022
Management	14,053	14,542
Banking	14,541	12,254
Interchange	174,929	127,049
Commissions	132,652	120,069
Securities placement	6,167	8,972
Other	7,279	5,875
Gross revenues	349,621	288,761
Cashback expenses (a)	(67,268)	(82,542)
Net revenues	282,353	206,219

Bank expenses	(35,237)	(28,436)
Other expenses	(441)	(80)
Gross expenses	(35,678)	(28,516)

Net revenues from services and commissions	246,675	177,703

(a)    Refer to values paid to customers as an incentive for the purchase or use of products. This balance is deducted directly from revenues from commissions and intermediation.
28.Other revenues

	03/31/2023	03/31/2022
Performance fees (a)	28,285	40,734
Capital gains (losses)	2,938	38,486
Foreign exchange	14,919	17,033
Other revenues	16,447	13,257
Revenue from goods	3,288	2,897
Total	65,877	112,407

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
29.Impairment losses on financial assets

	03/31/2023	03/31/2022
Loss on impairment adjustment of loans and advances to customers	(365,759)	(322,194)
Recovery of written-off credits	14,040	7,938
Others	1,038	1,310
Total	(350,681)	(312,946)
30.Personnel expenses

	03/31/2023	03/31/2022
Salaries	(82,896)	(76,145)
Social security charges	(29,563)	(26,738)
Expenses for vacation and thirteenth salary	(15,290)	(13,642)
Benefits	(35,540)	(17,444)
Other personnel expenses	(9,123)	(11,151)
Total	(172,412)	(145,120)

Notes to the condensed consolidated interim financial statements as of March 31, 2023
31.Other administrative expenses

	03/31/2023	03/31/2022
Data processing and information technology	(181,112)	(127,018)
Bank expenses	(39,985)	(45,930)
Rent, condominium fee and property maintenance	(16,030)	(14,318)
Third party services	(52,040)	(35,042)
Advertisement and marketing	(20,038)	(42,551)
Communication	(27,826)	(32,036)
Reimbursement to customers	(2,269)	(23,441)
Travel and transportation expenses	(2,947)	(2,497)
Insurance expenses	(8,195)	(1,297)
Notary public and legal expenses	(856)	(4,327)
Portability expenses	(2,371)	(4,072)
Other expenses	(21,718)	(39,749)
Provisions for contingencies	(10,228)	(4,528)
Total	(385,615)	(376,806)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the year

	03/31/2023	03/31/2022
Current income tax and social contribution expenses
Current year	(28,325)	(33,212)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	24,045	82,277
Provision for contingencies	2,135	(142)
Adjustment of financial assets to fair value	10,688	29,584
Other temporary differences	(9,375)	(14,054)
Hedge transactions	(4,924)	3,049
Tax losses carried forward	24,075	3,770
Total deferred income tax and social contribution	46,644	104,484
Total income tax	18,319	71,272

Notes to the condensed consolidated interim financial statements as of March 31, 2023
b.Reconciliation of effective rate

	03/31/2023		03/31/2022
	Income tax		Income tax
Profit before tax		5,897		(100,094)
Tax average using (a)	45%	(2,654)	45%	45,042

Tax effect of
Interest on capital distribution		—		17,126
Non-taxable income (non-deductible expenses) net		722		(10,599)
Subsidiaries not subject to Real Profit taxation		20,251		19,574
Others		—		129
Total income tax		18,319		71,272

Effective tax rate		311%		(71)%

Total income tax		18,319		71,272
Total deferred income tax and social contribution		46,644		104,484
Total income tax and social contribution expenses		(28,325)		(33,212)

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	Balance at 12/31/2022	Constitution	Realization	Balance at 03/31/2023
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	407,766	162,317	(138,272)	431,811
Adjustment of financial assets to fair value	292,262	29,776	(33,587)	288,451
Tax losses carried forward	202,184	22,153	—	224,337
Other temporary differences	33,668	12,534	(19,852)	26,350
Hedge transactions	19,897	17,650	(22,573)	14,974
Provision for contingencies	12,664	4,705	(2,570)	14,799
Expected loss on financial instruments	9,707	—	(2,058)	7,649
	978,148	249,135	(218,912)	1,008,371
Composition of the deferred tax liabilities
Others	(30,073)	—	435	(29,638)
	(30,073)	—	435	(29,638)
Total tax credits on temporary differences (*)	948,075	249,135	(218,477)	978,733

(*)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

	Balance at 12/31/2021	Constitution	Realization	Balance at 03/31/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	117,083	(34,806)	378,076
Provision for contingencies	9,720	188	(330)	9,578
Adjustment of financial assets to fair value	184,886	49,203	(19,619)	214,470
Other temporary differences	62,939	16,794	(731)	79,002
Tax losses carried forward	95,573	30,288	(26,518)	99,343
Provision for loss of non-current assets held for sale	8,990	—	—	8,990
Provision for expected loss on financial instruments	6,436	—	—	6,436
Hedge transactions	31,182	4,494	(1,668)	34,008
	695,525	218,050	(83,672)	829,903
Composition of the deferred tax liabilities
Commission deferral	(3,869)	—	—	(3,869)
Leases	—	(15,180)	—	(15,180)
Receivable from the sale of investments	(21,820)	—	(1,009)	(22,829)
Others	(63,546)	13,045	—	(50,501)
	(89,235)	(2,135)	(1,009)	(92,379)
Total tax credits on temporary differences (*)	606,290	215,915	(84,681)	737,524

(*)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock Option Plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
On January 4, 2023, the Extraordinary General Meeting of Inter&Co, Inc. in which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A, the beneficiaries will have 1 option to purchase a class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the Plans are described below:

Gran Date	Options (shares INTR)	Vesting	Average strike price	Participants	Final strike date
02/15/2018	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees	02/15/2025
09/07/2020	3,182,250	Up to 5 years	R$21.60	Officers, managers and key employees	09/07/2027
01/31/2022	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees	12/31/2028
The changes in the options of the period ended March 31, 2023 and supplementary information are shown below:

Gran Date	12/31/2022		Granted		Expired/Cancelled		Exercised		03/31/2023
2018	135,599		—		—		—		135,599
2020	2,829,225		—		32,325		—		2,796,900
2022	2,838,500		—		30,000		—		2,808,500
Total	5,803,324		—		62,325		—		5,740,999
Weighted average price of the shares	R$	18.15	R$	—	R$	18.66	R$	—	R$	18.15

Gran Date	12/31/2021		Granted		Expired/Cancelled		Exercised		12/31/2022
2018	2,458,065		—		10,800		2,311,666		135,599
2020	2,965,350		—		48,600		87,525		2,829,225
2022	—		2,903,500		65,000		—		2,838,500
Total	5,423,415		2,903,500		124,400		2,399,191		5,803,324
Weighted average price of the shares	R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05

Notes to the condensed consolidated interim financial statements as of March 31, 2023
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the quarter ended March 31, 2023, the amount of R$ 9,912 of costs were recognized in employee benefit expenses, appropriated to Inter’s results, according to note 30.
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made through cash or the granting of stock options with the possibility delivery Inter&Co class A shares and Inter&Co restricted class A shares, as the case may be. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Gran Date	Options	Vesting	Average strike price	Participants	Final exercise date
2022	1,132,885	Up 3 years	USD 1.92 for Classe A	Key Executives	12/30/2024

Gran Date	Shares	Vesting	Participants	Final exercise date
2022	644	Up 3 years	Key Executives	12/30/2024
The movements in the Inter & Co Payments, Inc. plan for the quarter ended March 31, 2023 and supplementary information are shown below:

Gran Date	12/31/2021		Granted Options		Expired/Cancelled		Exercised		12/31/2022
2022	—		489,386		—		—		489,386
Total	—		489,386		—		—		489,386
Weighted average price of the shares	USD	—	USD	1.92	USD	—	USD	—	USD	1.92

Gran Date	12/31/2021	Granted Shares	Expired/Cancelled	Delivered	12/31/2022
2022	-	643,500	-	(160,875)	482,625
Total	-	643,500	-	(160,875)	482,625
In the quarter ended March 31, 2023, the amount of R$ 6,355 of costs were recognized in employee benefit expenses, appropriated to Inter’s results, according to note 30.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
34.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the condensed consolidated interim financial statements.
Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Assets
Loans and advances to customers	4,497	4,397	6,509	4	15,938	16,063	496,432	632,408	523,376	652,872
Arena Vencer Complexo Esportivo Multiuso SPE Ltda (e)	—	—	—	—	—	—	52,327	52,200	52,327	52,200
Log Commercial Properties e Participação S/A	—	—	—	—	—	—	7,101	79	7,101	79
MRV Engenharia e Participação S/A (f)	—	—	—	—	—	—	278,861	277,686	278,861	277,686
Mil Aviação S.A	—	—	—	—	—	—	29,136	—	29,136	—
Conedi Participações LTDA (f)	—	—	—	—	—	—	—	54,331	—	54,331
Conedi Participações LTDA (g)	—	—	—	—	—	—	—	14,641	—	14,641
MRV Engenharia e Participação S/A (g)	—	—	—	—	—	—	82,146	80,057	82,146	80,057
Radio Itatiaia Ltda (g)	—	—	—	—	—	—	4,979	5,626	4,979	5,626
Urba Desenvolvimento Urbano S.A. (g)	—	—	—	—	—	—	14,699	14,226	14,699	14,226
Key management personnel (c)	—	—	—	—	15,938	16,063	—	—	15,938	16,063
Others (j)	4,497	4,397	6,509	4	—	—	27,183	133,562	38,189	137,963
Amounts due from financial institutions (i)	10,399	—	660,587	572,111	—	—	358	1,228,551	671,344	1,800,662
Granito soluções em pagamentos S.A.	—	—	660,587	572,111	—	—	—	—	660,587	572,111
Stone Pagamentos S.A.*	—	—	—	—	—	—	—	1,228,551	—	1,228,551
Others (j)	10,399	—	—	—	—	—	358	—	10,757	—
Securities (h)	18,074	23,386	—	—	17,328	14,050	78,618	112,252	114,020	149,688
Urba Desenvolvimento Urbano S.A.	—	—	—	—	—	—	—	8,150	—	8,150
Log Commercial Properties E Participações S/A	—	—	—	—	—	—	8,388	29,826	8,388	29,826
Ong Movimento Bem Maior	—	—	—	—	—	—	5,266	—	5,266	—
Conedi Participações Ltda	—	—	—	—	—	—	—	7,107	—	7,107
Key management personnel (c)	—	—	—	—	17,328	14,050	—	—	17,328	14,050
Others (j)	18,074	23,386	—	—	—	—	64,964	67,169	83,038	90,555

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Liabilities
Liabilities with customers - demand deposits	(797)	(1,350)	(82)	(7)	(1,012)	(981)	(10,393)	(10,324)	(12,284)	(12,662)
Novus Midia S.A.	—	—	—	—	—	—	(1,976)	(1,768)	(1,976)	(1,768)
Ong Movimento Bem Maior	—	—	—	—	—	—	(2,327)	(2,961)	(2,327)	(2,961)
Key management personnel (c)	—	—	—	—	(1,012)	(981)	—	—	(1,012)	(981)
Others (j)	(797)	(1,350)	(82)	(7)	—	—	(6,090)	(5,595)	(6,969)	(6,952)

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter & Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter & Co;
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members.
(e)     Refers to working capital operations. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI;
(f)     These refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawee risk" operations. Accordingly, these are not financial operations, loans or even related party financing.
(g)     Refers to the advance/assignment of trade receivables from the related party, in which the risk is linked to that company's customers;
(h)     Consist of post-fixed CDB's and LCI's, carried out at rates compatible with the average of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI.
(i)    The "Other" group refers to scattered balances that are not relevant for breakdown
(*)    In December 2022, Stone owned 4.20% of Inter’s capital with voting right in General Meetings. In February 2023, Stone sold 100% of its interest in Inter and, thus, it is no longer a related party.

Notes to the condensed consolidated interim financial statements as of March 31, 2023

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Interest income (e)	129	—	—	—	450	—	229	—	808	—
Conedi Participações Ltda	—	—	—	—	—	—	—	—	—	—
MRV Engenharia e Participação S/A	—	—	—	—	—	—	—	—	—	—
Stone Pagamentos S.A*	—	—	—	—	—	—	—	—	—	—
Arena Vencer Complexo Esportivo Multiuso Spe Ltda	—	—	—	—	—	—	—	—	—	—
Key management personnel (c)	—	—	—	—	450	—	—	—	450	—
Others (g)	129	—	—	—	—	—	229	—	358	—
Interest expenses (f)	(692)	(78)	—	(145)	(764)	(251)	(2,520)	(1,050)	(3,976)	(1,524)
Conedi Participações Ltda	—	—	—	—	—	—	(151)	(482)	(151)	(482)
Log Commercial Properties E Participações S/A	—	—	—	—	—	—	—	—	—	—
Key management personnel (c)	—	—	—	—	(764)	(251)	—	—	(764)	(251)
Other (g)	(692)	(78)	—	(145)	—	—	(2,369)	(568)	(3,061)	(791)
Other administrative expenses	1	—	—	—	44	—	2,137	(120)	2,182	(120)
MRV Engenharia e Participação S/A	—	—	—	—	—	—	851	—	851	—
Novus Midia S.A.	—	—	—	—	—	—	210	—	210	—
Radio Itatiaia Ltda	—	—	—	—	—	—	320	—	320	—
Conedi Participações Ltda	—	—	—	—	—	—	195	—	195	—
Lott Oliveira Braga	—	—	—	—	—	—	154	—	154	—
Key management personnel (c)	—	—	—	—	44	—	—	—	44	—
Others (g)	1	—	—	—	—	—	407	(120)	408	(120)

(a)     Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)    Entities with significant influence by Inter&Co;
(c)    Directors and members of the Board of Directors and Supervisory Board of Inter&Co;
(d)    Any immediate family members of key management personnel or companies controlled by them;
(e)    Income related to the receipt of interest on credit operations with related parties.
(f)    Refer to expenses on intermediation of fixed income products;
(g)    “Others” refer to dispersed balances, which are not relevant for breakdown.
Remuneration of key management personnel
The remuneration of the key management personnel of the Group is presented in note 30 in the caption ‘remuneration of the executive board and the board of directors’ ad referendum to the Annual Shareholders’ Meeting. The Group has a stock option plan for preferred shares for its key management personnel. Further information on the plan is detailed in explanatory note 33.

Notes to the condensed consolidated interim financial statements as of March 31, 2023
35.Subsequent events
(a)    Partial Spin-off Inter Marketplace
On April 1, 2023, Banco Inter S.A. carried out the partial spin-off of its investment in Inter Marketplace Ltda. to a new company, Inter Conectividade Ltda., which was later incorporated by Inter Marketplace Ltda. Inter Conectividade Ltda. has as its corporate object the practice of intermediation and agency of services and businesses in general.
(b)    Authorized Capital Change and Stock Split
On April 28, 2023, at the ordinary and extraordinary general meeting, the Company approved the change of the authorized capital to US$52,500.00, divided into 7,000,000,000 shares with a par value of US$0.0000075 each. These shares include: (i) 3,500,000,000 Class A Ordinary Shares; (ii) 1,750,000,000 Class B Ordinary Shares; and (iii) 1,750,000,000 shares with rights stipulated by the Board of Directors, regardless of class.
The change will occur through the stock split of all authorized or issued shares, with a par value of US$0.0000025, by a factor of 3, and the creation of 333,333,333 new shares, with a par value of US$0.0000075 each. Of these new shares, (I) 166,666,666.67 will be Class A Ordinary Shares; (II) 83,333,333.33 will be Class B Ordinary Shares; and (III) 83,333,333.33 will be undesignated shares.
The stock split and the Authorized Capital Change will only be effective on a date to be established in the future by the Company's Board of Directors.Up to the date of presentation of these financial statements, there have been no subsequent events to be disclosed.
(c) Change in Corporate Name - Subsidiaries
The subsidiaries subsequently renamed following the reporting period covered by this financial information:
(i) YellowFi Mortgage, Inc., renamed to Inter US Finance, LLC
(ii) Inter Mortgage Holding, Inc. renamed to Inter US Holding, LLC
(iii) YellowFi Management, Inc. renamed to Inter US Management, LLC.